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**09057098**

# UNITED STATES
# :CURITIES AND EXCHANGE COMMISSION
### Washington, D.C. 20549

## ANNUAL AUDITED REPORT
## FORM X-17A-5
## PART III

| SEC FILE NUMBER |
|---|
| 8-13659 |

### FACING PAGE
## Information Required of Brokers and Dealers Pursuant to Section 17 of the
## Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

ʻ

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                              MM/DD/YY                                    MM/DD/YY

---

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

ILG Securities Corporation

| OFFICIAL USE ONLY |
|---|
| |
| FIRM ID. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 W. Cesar Chavez
                                        (No. and Street)

Austin                                     Texas                                     78701
       (City)                                         (State)                                   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Darren Cook                                                                  816-391-2384
                                                                      (Area Code – Telephone No.)

---

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
                  (Name – if individual, state last, first, middle name)

14175 Proton Rd.                          Dallas                TX SEC Mail Processing5244
       (Address)                                (City)                (State)    Secti·      (Zip Code)

**CHECK ONE:**

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FEB 27 2009

Washington, DC
**111**

| FOR OFFICIAL USE ONLY |
|---|
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)



# OATH OR AFFIRMATION

I, _____ Jeannine Dubose _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ILG Securities Corporation _____ , as of <u>December 31</u> , 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_Jeannine Dubose_
Signature

_CFO_
Title

_Sue Kirchhoff_
Notary Public

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Cash Flows
- [X] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [X] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [X] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent auditor's report on internal control

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

**ILG SECURITIES CORPORATION**

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED DECEMBER 31, 2008

# ILG SECURITIES CORPORATION

## CONTENTS



**C F & Co., L.L.P.**

CERTIFIED PUBLIC ACCOUNTANTS
& CONSULTANTS

Independent Auditor's Report

To the Board of Directors and Stockholder
ILG Securities Corporation

We have audited the accompanying statement of financial condition of ILG Securities Corporation as of December 31, 2008, and the related statements of income, changes in stockholder's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ILG Securities Corporation, as of December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*CF & Co., LLP*

CF & Co., L.L.P.

Dallas, Texas
February 13, 2009

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

# ILG SECURITIES CORPORATION
## Statement of Financial Condition
### December 31, 2008

## ASSETS

| | | |
|---|---|---:|
| Cash and cash equivalents | $ | 280,925 |
| Commissions receivable | | 2,080 |
| Federal income tax receivable | | 4,942 |
| Other assets | | 3,000 |
| **Total assets** | $ | 290,947 |

## LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---:|
| **Liabilities** | | |
| Accounts payable and accrued liabilities | $ | 23,225 |
| Total liabilities | | 23,225 |
| **Stockholder's equity** | | |
| Common stock, $100 par value, 1,000 shares authorized, 300 shares issued and outstanding | | 30,000 |
| Additional paid-in capital | | 941,107 |
| Accumulated deficit | | (703,385) |
| Total stockholder's equity | | 267,722 |
| **Total liabilities and stockholder's equity** | $ | 290,947 |

The accompanying notes are an integral part of these financial statements.

# ILG SECURITIES CORPORATION
## Statement of Income
## For the Year Ended December 31, 2008

| | | |
|---|---|---:|
| Revenues | | |
|    Commission income | $ | 15,686 |
|    Interest income | | 2,976 |
|       Total revenues | | 18,662 |
| Expenses | | |
|    Regulatory fees and expenses | | 745 |
|    Other administrative expenses | | 50,415 |
|       Total expenses | | 51,160 |
| Net loss before income taxes | | (32,498) |
| Provision (benefit) for income taxes | | (1,324) |
|       Net loss | $ | (31,174) |

The accompanying notes are an integral part of these financial statements.

# ILG SECURITIES CORPORATION
## Statement of Changes in Stockholder's Equity
### For the Year Ended December 31, 2008

| | Common Stock | | Additional Paid-In | Accumulated | |
| | Shares | Amount | Capital | Deficit | Total |
|---|---|---|---|---|---|
| Balance, December 31, 2007 | 300 | $ 30,000 | $ 941,107 | $ (672,211) | $ 298,896 |
| Net loss | | | | (31,174) | (31,174) |
| Balance, December 31, 2008 | 300 | $ 30,000 | $ 941,107 | $ (703,385) | $ 267,722 |

The accompanying notes are an integral part of these financial statements.

# ILG SECURITIES CORPORATION
## Statement of Changes in Liabilities Subordinated
## to Claims of General Creditors
## For the Year Ended December 31, 2008

| | | |
|---|---|---|
| Balance, December 31, 2007 | $ | -- |
| Additions | | -- |
| Retirements | | -- |
| Balance, December 31, 2008 | $ | -- |

The accompanying notes are an integral part of these financial statements.

# ILG SECURITIES CORPORATION
## Statement of Cash Flows
## For the Year Ended December 31, 2008

**Cash flows from operating activities**

Net loss $ (31,174)

Adjustments to reconcile net loss to net cash
provided by operating activities:
Changes in assets and liabilities:

| | |
|---|---:|
| Decrease in commissions receivable | 1,837 |
| Increase in other assets | (1,986) |
| Decrease in accounts payable and accrued liabilities | (67) |
| | |
| Net cash used by operating activities | (31,390) |

**Cash flows from investing activities**

Net cash provided (used) by investing activities    --

**Cash flows from financing activities**

Net cash provided (used) by financing activities    --

Net decrease in cash and cash equivalants    (31,390)

Beginning cash and cash equivalents    312,315

Ending cash and cash equivalents    $  280,925

**Supplemental Disclosures**

Cash paid for:

Interest    $    --

Income taxes    $    --

The accompanying notes are an integral part of these financial statements.

Note 1 -   Description of Business

ILG Securities Corporation (the "Company") is a wholly-owned subsidiary of Investors Life Insurance Company of North America ("ILICNA"), a wholly-owned subsidiary of Americo Financial Life and Annuity Insurance Company ("Americo", or the "Parent"). On July 17, 2008, Financial Industries Corporation (the previous parent of ILICNA) was acquired by Americo. The Company is a registered broker-dealer with the Securities and Exchange Commission under (SEC) Rule 15c3-3(k)(2)(1), which acts as the principal underwriter of variable annuity products sponsored by the Parent and is a member of the Financial Industry Regulatory Authority (FINRA). Previously, the Company was actively engaged in the retail marketing of mutual fund shares issued by unrelated companies. The Company's income is primarily related to commissions on unsolicited additional account purchases made by mutual fund customers for whom the Company is the broker of record.

Note 2 -   Summary of Significant Accounting Policies

For purposes of reporting cash flows, the Company has defined cash equivalents as highly liquid debt instruments purchased with a maturity of less than ninety days.

Commission income and expense are recognized on a trade date basis.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

*Recent Pronouncements*

On December 30, 2008, the Financial Accounting Standards Board ("FASB") issued FASB Staff Position ("FSP") No. FIN 48-3, *"Effective Date of FASB Interpretation No. 48 for Certain Nonpublic Entities"* which permits the entity to defer the implementation of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"* ("FIN 48") until its fiscal year beginning January 1, 2009. FIN 48 clarifies that management is expected to evaluate an income tax position taken, or expected to be taken, for likelihood of realization, before recording any amounts for such position in the financial statements. FIN 48 also requires expanded disclosure with respect to income tax positions taken that are not certain to be realized. The Company has elected to defer the implementation of FIN 48.

Note 2 -   Summary of Significant Accounting Policies, continued

The Company accounts for uncertain tax positions according to guidance in SFAS No. 5, *Accounting for Contingencies,* which requires the Company to record a contingent liability when a loss is determined to be both probable and reasonably estimable. The Company had no uncertain tax positions at December 31, 2008.

Note 3 -   Federal Income Taxes

The Company will file as part of a consolidated tax return with its previous parent for the period January 1 through July 17, 2008. The Company had a taxable loss of $20,137 for this period. A portion of this loss is eligible to be carried back to the 2006 tax year and will generate a refund of $1,324. A benefit of this amount is reflected in the financial statements. A valuation allowance has been established for the losses available to be carried forward.

The Company will file a stand-alone tax return for the period July 18 through December 31, 2008. The Company had a taxable loss of $12,365 for this period. A valuation allowance has been established for this net operating loss carryforward as well.

Note 4 -   Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934 the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At November 30, 2008, the Company had deficit net capital of approximately ($24,665) and net capital requirements of $5,000. The Company was in compliance with net capital requirements on December 19, 2008 and at December 31, 2008 the Company had net capital of approximately $237,700. The Company's ratio of aggregate indebtedness to net capital was .10 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 5 -   Possession or Control Requirements

The Company holds no customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (SEC) Rule 15c3-3(k)(2)(1).

Note 6 -   Concentration Risk

The Company maintains its cash in bank deposit accounts which at December 31, 2008, and at various other times during the year, exceeded federally insured limits.

Note 6 -    Concentration Risk, continued

The Company has not experienced any losses in such accounts.  The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

Note 7 -    Related Party Transactions/Economic Dependency

The Company and its Parent are under common control and the existence of that control could create operating results and financial position different than if the companies were autonomous.

Under a service agreement, Parent provides the Company with personal property, support staff and office space.  The Parent incurs general and administrative expenses on behalf of the Company.  For providing these services, the Parent is entitled to receive compensation from the Company on a monthly basis.  The services and support agreement is automatically renewed on a year-to-year basis unless terminated by written notice not less than 60 days prior to the expiration of an annual term.  The Company paid $10,886 under this agreement, during the period ended December 31, 2008.  These expenses are included in other administrative expenses.

The Company is economically dependent on its Parent.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

as of

December 31, 2008

**Schedule I**

## ILG SECURITIES CORPORATION
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2008

**Computation of Net Capital**

| | | |
|---|---|---:|
| Total stockholder's equity qualified for net capital | | $ 267,722 |
| Add: | | |
| Other deductions or allowable credits | | -- |
| Total capital and allowable subordinated liabilities | | 267,722 |
| Deductions and/or charges | | |
| Non-allowable assets: | | |
| Commissions receivable | $ 2,080 | |
| Federal income tax receivable | 4,942 | |
| Other assets | 3,000 | (10,022) |
| Other charges: | | |
| Excess Fidelity bond charge | | (20,000) |
| Net capital before haircuts on securities positions | | 237,700 |
| Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)): | | -- |
| Net capital | | $ 237,700 |

**Aggregate Indebtedness**

| | |
|---|---:|
| Items included in statement of financial condition | |
| Accounts payable and accrued liabilities | $ 23,225 |
| Total aggregate indebtedness | $ 23,225 |

## ILG SECURITIES CORPORATION
### Computation of Net Capital Under Rule 15c3-1
### of the Securities and Exchange Commission
### As of December 31, 2008

**Computation of Basic Net Capital Requirement**

| | | |
|---|---|---|
| Minimum net capital required (6 2/3% of total aggregate indebtedness) | $ | 1,548 |
| | | |
| Minimum dollar net capital requirement of reporting broker or dealer | $ | 5,000 |
| | | |
| Minimum net capital requirement (greater of two minimum requirement amounts) | $ | 5,000 |
| | | |
| Net capital in excess of minimum required | $ | 232,700 |
| | | |
| Excess net capital at 1000% | $ | 235,378 |
| | | |
| Ratio: Aggregate indebtedness to net capital | | 0.10 to 1 |

**Reconciliation with Company's Computation**

The difference in the computation of net capital under Rule 15c3-1 from the Company's computation is as follows:

| | | |
|---|---|---|
| Net capital per Company's unaudited FOCUS Part IIA | $ | 261,766 |
| Increase in accounts payable and accrued liabilites | | (4,066) |
| Excess fidelity bond deductible not included in unaudited FOCUS part IIA | $ | (20,000) |
| | | |
| Net capital per audited report | $ | 237,700 |

**Schedule II**

ILG SECURITIES CORPORATION
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2008

**Exemptive Provisions**

The Company is exempt from the possession, control and reserve requirements of SEC Rule 15c3-3 as the Company's activities are limited to those as set forth in paragraphs (k)(2)(1) of Rule 15c3-3.

Independent Auditor's Report

On Internal Control

Required By SEC Rule 17a-5

Year Ended

December 31, 2008



CF & Co., L.L.P

**CERTIFIED PUBLIC ACCOUNTANTS**
**& CONSULTANTS**

## INDEPENDENT AUDITOR'S REPORT ON INTERNAL
## CONTROL REQUIRED BY SEC RULE 17a-5

To the Board of Directors and Stockholder of
ILG Securities Corporation

In planning and performing our audit of the financial statements and supplemental information of
ILG Securities Corporation (the "Company"), as of and for the year ended December 31, 2008 in
accordance with auditing standards generally accepted in the United States of America, we
considered the Company's internal control over financial reporting as a basis for designing our
auditing procedures for the purpose of expressing our opinion on the financial statements, but not
for the purpose of expressing an opinion on the effectiveness of the Company's internal control.
Accordingly, we do not express an opinion on the effectiveness of the Company's internal
control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have
made a study of the practices and procedures followed by the Company including consideration
of control activities for safeguarding securities. This study included tests of such practices and
procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the
periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for
determining compliance with the exemptive provisions of rule 15c3-3. Because the Company
does not carry securities accounts for customers or perform custodial functions relating to
customer securities, we did not review the practices and procedures followed by the Company in
any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
   and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8
   of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve
   System

The management of the Company is responsible for establishing and maintaining internal control
and the practices and procedures referred to in the preceding paragraph. In fulfilling this
responsibility, estimates and judgments by management are required to assess the expected
benefits and related costs of controls and of the practices and procedures referred to in the
preceding paragraph and to assess whether those practices and procedures can be expected to
achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the
practices and procedures are to provide management with reasonable but not absolute assurance
that assets for which the Company has responsibility are safeguarded against loss from
unauthorized use or disposition and that transactions are executed in accordance with
management's authorization and recorded properly to permit the preparation of financial

14175 Proton Road • Dallas, Texas 75244-3604 • Phone: 972-387-4300 • 800-834-8586 • Fax 972-960-2810 • www.cfllp.com

REGISTERED WITH THE PCAOB •
MEMBERS: AICPA • CENTER FOR AUDIT QUALITY • TSCPA • EBPAQC •
CPAMERICA INTERNATIONAL AN AFFILIATE OF HORWATH INTERNATIONAL AND
THE INTERNATIONAL ACCOUNTING GROUP (TIAG)

statements in conformity with accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*CF & Co, LLP*

CF & Co., L.L.P.

Dallas, Texas
February 13, 2009